NEWS RELEASE

INTERNATIONAL GAME TECHNOLOGY PLC REPORTS
THIRD QUARTER 2021 RESULTS

•Third quarter consolidated revenue up 21% to $984 million, propelled by double-digit growth across all business segments

•Operating income more than doubled to $212 million fueled by significant operating leverage across businesses; achieved $200 million+ OPtiMa structural cost savings target for 2021 ahead of schedule

•Adjusted EBITDA of $407 million, among the highest levels in Company history

•Net debt leverage improves to 3.8x from 6.4x at December 31, 2020; net debt reduced by $1.2 billion year-to-date

•Raising 2021 operating income outlook on strong business trends

•Reinstatement of $0.20 per common share quarterly cash dividend

LONDON – November 9, 2021 – International Game Technology PLC (“IGT”) (NYSE:IGT) today reported financial results for the third quarter ended September 30, 2021. Today, at 8:00 a.m. EST, management will host a conference call and webcast to present the results; access details are provided below.

"Broad-based momentum across our Lottery, Gaming, and Digital & Betting activities drove significant improvement in key financial and performance metrics in the third quarter," said Marco Sala, CEO of IGT. "Revenue grew over 20% and operating income more than doubled, highlighting the strength of our portfolio. Based on our excellent year-to-date results and our solid financial condition, the Board reinstated a quarterly cash dividend, signaling their confidence in the Company's prospects."

"We are supporting strong top-line growth with strategic investments in the business while still making good progress on optimizing our cost structure," said Max Chiara, CFO of IGT. "Achieving our goal of reducing net debt leverage below 4.0x was a big accomplishment in the quarter. We look forward to sharing our strategy, long-term growth initiatives, and capital allocation plans during our upcoming investor day on November 16, 2021."

Overview of Consolidated Third Quarter 2021 Results

	Quarter Ended		Y/Y Change (%)	Constant Currency Change (%)
All amounts from continuing operations	September 30,
	2021	2020
($ in millions, unless otherwise noted)
GAAP Financials:
Revenue
Global Lottery	652	570	14%	15%
Global Gaming	289	216	34%	34%
Digital & Betting	43	31	37%	35%
Total revenue	984	816	21%	20%

Operating income (loss)
Global Lottery	234	196	19%	20%
Global Gaming	31	(56)	NA	NA
Digital & Betting	12	6	100%	90%
Corporate support expense	(26)	(17)	(54)%	(54)%
Other(1)	(40)	(42)	5%	5%
Total operating income (loss)	212	87	144%	145%
Operating Income margin	22%	11%

Net cash provided by operating activities	113	191	(41)%

Cash and cash equivalents	435	936	(53)%

Non-GAAP Financial Measures:
Adjusted EBITDA
Global Lottery	347	309	12%	13%
Global Gaming	64	(18)	NA	NA
Digital & Betting	15	9	66%	59%
Corporate support expense	(19)	(13)	(46)%	(46)%
Total Adjusted EBITDA	407	287	42%	42%
Adjusted EBITDA margin	41%	35%

Free cash flow	66	126	(48)%

Net debt(2)	6,109	7,250	(16)%

(1) Primarily includes purchase price amortization
(2) Historical net debt recast to only reflect continuing operations
Note: Reconciliations of non-GAAP financial measures to the most directly comparable GAAP financial measures are provided at the end of this news release

Key Highlights:

•Sustained player demand in Global Lottery propels strong results; profit and related margins remain among the strongest in segment history
•Global Gaming achieves highest quarterly revenue and profit levels in seven quarters as progressive recovery continues

•Digital & Betting rapidly gaining scale with significantly higher revenue and profit driven by new and existing markets
•Strong year-to-date operating cash flow of $613 million and free cash flow of $445 million
•Successfully amended and extended term loan facility, adding an ESG margin adjustment demonstrating IGT's commitment to sustainability
•Awarded 10-year lottery contract with Connecticut Lottery Corporation following a competitive procurement
•Recently signed seven-year contract with La Française des Jeux, operator of the French National Lottery, to upgrade its lottery central system to IGT's advanced Aurora™ platform featuring enhanced, omnichannel capabilities
•Strengthened Digital & Betting leadership with appointment of Joe Asher as President of Sports Betting and Gil Rotem as President of iGaming
•Announced several turnkey sports betting solutions, including full retail and mobile services for Angel Of The Winds Casino Resort, Oneida Casino, and Snoqualmie Casino
•Extended cashless momentum with agreements to deploy Resort Wallet™ and IGTPay™ at Agua Caliente Casino and Indigo Sky properties
•Won several industry awards, including:
◦"Technology Provider of the Year" and "Lottery Product of the Year" at 2021 International Gaming Awards
◦"Product Innovation of the Year" for Resort Wallet and IGTPay cashless technologies at 2021 Global Gaming Awards Las Vegas
◦"Best Consumer-Service Technology" for CrystalFlex sports betting terminal at 2021 GGB Gaming & Technology Awards

Financial highlights:

Consolidated revenue of $984 million, up 21% compared to the prior year
•Global Lottery revenue rises 14% to $652 million, as sustained momentum drives 9% global same-store sales growth
•Global Gaming revenue of $289 million, up from $216 million in the prior year and $274 million sequentially as market recovery progresses
•Digital & Betting revenue increases 37% to $43 million, with double-digit growth across activities

Operating income of $212 million, up 144% from the prior year
•High profit flow-through of Global Lottery same-store sales growth
•Mix of high-margin Italy lottery sales
•Strong operating leverage across businesses
•Disciplined cost management and benefits from OPtiMa structural cost-savings program

Net interest expense of $79 million compared to $101 million in the prior year, driven by lower average debt balances and interest rates
Provision for income taxes of $37 million compared to a benefit from income taxes of $41 million in the prior year, on significant increase in operating profitability

Net income of $101 million versus net loss of $129 million in the prior-year period, driven by higher revenue and operating profit, and a reduction in foreign exchange losses

Adjusted EBITDA of $407 million compared to $287 million in the prior-year period; Adjusted EBITDA margin of 41%, among the highest level in Company history

Net debt of $6.1 billion, down $1.2 billion from $7.3 billion at December 31, 2020; Net debt leverage of 3.8x, down from 6.4x at December 31, 2020, driven by strong cash flow generation and proceeds from sale of Italy gaming businesses, including €100 million installment received during Q3'21

Cash and Liquidity Update
•Total liquidity of $2.2 billion as of September 30, 2021; $435 million in unrestricted cash and $1.8 billion in additional borrowing capacity
•Executed amendment and extension of Term Loan Facility
◦Enhancing credit profile, increasing liquidity, and extending debt maturities
◦Includes ESG margin adjustment, highlighting commitment to sustainability; achieved higher ESG rating in Q3'21, lowering borrowing costs

Other Developments
The Company's Board of Directors declared a quarterly cash dividend of $0.20 per common share
•Ex-dividend date of November 22, 2021
•Record date of November 23, 2021
•Payment date of December 7, 2021

Investor Day Details
IGT will host a virtual Investor Day on Tuesday, November 16, 2021, at 8:30 a.m. EST
•Senior management will present an in-depth review of the Company's business strategy, long-term growth prospects, and capital allocation plans
•A live webcast is available under “Events Calendar” on IGT’s Investor Relations website at www.IGT.com
•Registration for the event is required and can be completed in advance
•A replay will also be available on the website following the call

Raising Full-year 2021 Outlook (Continuing operations)
•Revenue of ~$4.1 billion
•Updating operating income outlook to ~$900 million from ~$800 million
•Depreciation and amortization of ~$700 - $725 million
•Cash from operations of ~$850 - $900 million
•Capital expenditures below $300 million
•Does not factor in any additional impact from COVID-19 restrictions

Earnings Conference Call and Webcast
November 9, 2021, at 8:00 a.m. EST

To register to participate in the conference call, or to listen to the live audio webcast, please visit the "Events Calendar" on IGT’s Investor Relations website at www.IGT.com. A replay will be available on the website following the live event.

Note: Certain totals in the tables included in this press release may not add due to rounding

Comparability of Results
All figures presented in this news release are prepared under U.S. GAAP, unless noted otherwise. Adjusted figures exclude the impact of items such as purchase accounting, impairment charges, restructuring expense, foreign exchange, and certain one-time, primarily transaction-related items. Reconciliations to the most directly comparable U.S. GAAP measures are included in the tables in this news release. Constant currency changes for 2021 are calculated using the same foreign exchange rates as the corresponding 2020 period. Management uses non-GAAP financial measures to understand and compare operating results across accounting periods, for internal budgeting and forecasting purposes, and to evaluate the Company’s financial performance. Management believes these non-GAAP financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of business trends. These constant currency changes and non-GAAP financial measures should however be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with U.S. GAAP. Amounts reported in millions are computed based on amounts in thousands. As a result, the sum of the components may not equal the total amount reported in millions due to rounding. Certain columns and rows within tables may not add due to the use of rounded numbers. Percentages and earnings per share amounts presented are calculated from the underlying unrounded amounts.

About IGT
IGT (NYSE:IGT) is a global leader in gaming. We deliver entertaining and responsible gaming experiences for players across all channels and regulated segments, from Gaming Machines and Lotteries to Sports Betting and Digital. Leveraging a wealth of compelling content, substantial investment in innovation, player insights, operational expertise, and leading-edge technology, our solutions deliver unrivalled gaming experiences that engage players and drive growth. We have a well-established local presence and relationships with governments and regulators in more than 100 countries around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has approximately 11,000 employees. For more information, please visit www.IGT.com.

Cautionary Statement Regarding Forward-Looking Statements
This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall”, “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2020 and other documents filed from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company’s business. Nothing in this news release is intended, or is to be construed, as a profit forecast or to be interpreted to mean that the financial performance of International Game Technology PLC for the current or any future financial years will necessarily match or exceed the historical published financial performance of International Game Technology PLC, as applicable. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement.

Non-GAAP Financial Measures
Management supplements the reporting of financial information, determined under GAAP, with certain non-GAAP financial information. Management believes the non-GAAP information presented provides investors with additional useful information, but it is not intended to nor should it be considered in isolation or as a substitute for the related GAAP measures. Moreover, other companies may define non-GAAP measures differently, which limits the usefulness of these measures for comparisons with such other companies. The Company encourages investors to review its financial statements and publicly-filed reports in their entirety and not to rely on any single financial measure.

Adjusted EBITDA represents net income (loss) from continuing operations (a GAAP measure) before income taxes, interest expense, foreign exchange gain (loss), other non-operating expenses, depreciation, impairment losses, amortization (service revenue, purchase accounting and non-purchase accounting), restructuring expenses, stock-based compensation, litigation expense (income), and certain other non-recurring items. Other non-recurring items are infrequent in nature and are not reflective of ongoing operational activities. For the business segments, Adjusted EBITDA represents segment operating income (loss) before depreciation, amortization (service revenue, purchase accounting and non-purchase accounting), restructuring expenses, stock-based compensation, litigation expense (income) and certain other non-recurring items. Adjusted EBITDA – discontinued operations represents income (loss) from discontinued operations (a GAAP measure) before income taxes, interest expense, depreciation and amortization, and gain on sale of discontinued operations. Adjusted EBITDA – combined represents Total Adjusted EBITDA plus Adjusted EBITDA – discontinued operations. Management believes that the non-GAAP measures just mentioned are useful in providing period-to-period comparisons of the results of the Company’s ongoing operational performance.

Net debt is a non-GAAP financial measure that represents debt (a GAAP measure, calculated as long-term obligations plus short-term borrowings) minus capitalized debt issuance costs and cash and cash and equivalents. Cash and cash equivalents are subtracted from the GAAP measure because they could be used to reduce the Company’s debt obligations. Management believes that net debt is a useful measure to monitor leverage and evaluate the balance sheet.

Net debt leverage is a non-GAAP financial measure that represents the ratio of Net debt as of a particular balance sheet date to Adjusted EBITDA for the last twelve months (“LTM”) prior to such date. Prior to the disposal of the Italian B2C gaming businesses in the second quarter of 2021, management calculated the Net debt leverage ratio as the ratio of Net debt as of a particular balance sheet date to the LTM of Adjusted EBITDA – combined prior to such date. Management believes that Net debt leverage is a useful measure to assess our financial strength and ability to incur incremental indebtedness when making key investment decisions.

Free cash flow is a non-GAAP financial measure that represents cash flow from operations (a GAAP measure) less capital expenditures. Management believes free cash flow is a useful measure of liquidity and an additional basis for assessing IGT’s ability to fund its activities, including debt service and distribution of earnings to shareholders.

Constant currency is a non-GAAP financial measure that expresses the current financial data using the prior-year/period exchange rate (i.e., the exchange rates used in preparing the financial statements for the prior year). Management believes that constant currency is a useful measure to compare period-to-period results without regard to the impact of fluctuating foreign currency exchange rates.

A reconciliation of the non-GAAP measures to the corresponding amounts prepared in accordance with GAAP appears in the tables in this release. The tables provide additional information as to the items and amounts that have been excluded from the adjusted measures.

Contact:
Phil O’Shaughnessy, Global Communications, toll free in U.S./Canada +1 (844) IGT-7452; outside U.S./Canada +1 (401) 392-7452
Francesco Luti, +39 06 5189 9184; for Italian media inquiries
James Hurley, Investor Relations, +1 (401) 392-7190

Select Performance and KPI data: ($ in millions, unless otherwise noted)

						Sequential
				Constant		Change as
	Q3'21	Q3'20	Y/Y Change	Currency		Reported
GLOBAL LOTTERY			(%)	Change (%)(1)	Q2'21	(%)
Revenue
Service
Operating and facilities management contracts	590	525	12%	12%	675	(13)%
Upfront license fee amortization	(51)	(52)	1%	—%	(53)	2%
Operating and facilities management contracts, net	539	474	14%	14%	623	(13)%
Other	78	76	4%	5%	79	(1)%
Total service revenue	617	549	12%	13%	702	(12)%

Product sales	35	20	71%	70%	23	51%
Total revenue	652	570	14%	15%	725	(10)%

Operating income	234	196	19%	20%	300	(22)%
Adjusted EBITDA(1)	347	309	12%	13%	414	(16)%

Global same-store sales growth (%)
Instant ticket & draw games	7.1%	10.6%			34.9%
Multi-jurisdiction jackpots	42.2%	(14.3)%			28.8%
Total	9.3%	8.7%			34.5%

North America & Rest of world same-store sales growth (%)
Instant ticket & draw games	4.6%	15.0%			20.5%
Multi-jurisdiction jackpots	42.2%	(14.3)%			28.8%
Total	7.5%	12.1%			21.1%

Italy same-store sales growth (%)
Instant ticket & draw games	16.3%	(3.5)%			115.2%

(1) Non-GAAP measures; see disclaimer and reconciliations to the most directly comparable GAAP measure included herein

						Sequential
				Constant		Change as
	Q3'21	Q3'20	Y/Y Change	Currency		Reported
GLOBAL GAMING			(%)	Change (%)(1)	Q2'21	(%)
Revenue
Service
Terminal	116	81	44%	43%	108	8%
Systems, software, and other	56	51	8%	8%	48	16%
Total service revenue	172	133	30%	30%	156	10%

Product sales
Terminal	81	49	64%	63%	86	(6)%
Other	36	34	7%	6%	31	14%
Total product sales revenue	117	83	41%	40%	118	(1)%
Total revenue	289	216	34%	34%	274	6%

Operating income (loss)	31	(56)	NA	NA	1	NM
Adjusted EBITDA(1)	64	(18)	NA	NA	35	80%

Installed base units
Casino	48,434	48,280	—%		47,964
Casino - L/T lease(2)	1,144	1,102	4%		1,136
Total installed base units	49,578	49,382	—%		49,100

Installed base units (by geography)
US & Canada	34,347	34,584	(1)%		33,820
Rest of world	15,231	14,798	3%		15,280
Total installed base units	49,578	49,382	—%		49,100

Yields (by geography)(3), in absolute $
US & Canada	$40.79	$26.79	52%		$38.41
Rest of world	$5.64	$4.31	31%		$4.03
Total yields	$29.67	$19.88	49%		$27.49

Global machine units sold
New/expansion	1,009	818	23%		1,167
Replacement	4,692	2,853	64%		5,168
Total machine units sold	5,701	3,671	55%		6,335

US & Canada machine units sold
New/expansion	524	667	(21)%		643
Replacement	3,451	2,007	72%		3,485
Total machine units sold	3,975	2,674	49%		4,128

(1) Non-GAAP measures; see disclaimer and reconciliations to the most directly comparable GAAP measure included herein
(2) Excluded from yield calculations due to treatment as sales-type leases
(3) Excludes Casino L/T lease units due to treatment as sales-type leases; comparability on a Y/Y basis hindered due to fewer active units

						Sequential
				Constant		Change as
	Q3'21	Q3'20	Y/Y Change	Currency		Reported
GLOBAL GAMING (Continued)			(%)	Change (%)(1)	Q2'21	(%)
Rest of world machine units sold
New/expansion	485	151	221%		524
Replacement	1,241	846	47%		1,683
Total machine units sold	1,726	997	73%		2,207

Average Selling Price (ASP), in absolute $
US & Canada	$13,900	$13,800	1%		$13,900
Rest of world	$14,400	$12,100	19%		$12,700
Total ASP	$14,100	$13,300	6%		$13,400

Gaming Systems Revenue	38	31	22%		39

						Sequential
				Constant		Change as
	Q3'21	Q3'20	Y/Y Change	Currency		Reported
DIGITAL & BETTING			(%)	Change (%)(1)	Q2'21	(%)
Revenue
Service	43	31	39%	36%	43	—%
Product sales	—	—	(66)%	(66)%	(0)	NA
Total revenue	43	31	37%	35%	42	2%

Operating income	12	6	100%	90%	9	35%
Adjusted EBITDA(1)	15	9	66%	59%	13	18%

CONSOLIDATED
Revenue (by geography)
US & Canada	556	443	26%	25%	561	(1)%
Italy	294	248	18%	19%	353	(17)%
Rest of world	134	125	7%	6%	127	5%
Total revenue	984	816	21%	20%	1,041	(5)%

(1) Non-GAAP measures; see disclaimer and reconciliations to the most directly comparable GAAP measure included herein

International Game Technology PLC
Consolidated Statements of Operations
($ in millions and shares in thousands, except per share amounts)
Unaudited

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
Service revenue	832	713	2,634	1,891
Product sales	152	104	406	340
Total revenue	984	816	3,039	2,230

Cost of services	422	418	1,302	1,194
Cost of product sales	93	83	253	243
Selling, general and administrative	195	179	588	511
Research and development	63	48	179	140
Goodwill impairment	—	—	—	296
Restructuring	(1)	—	(1)	47
Other operating expense	—	1	1	3
Total operating expenses	772	730	2,323	2,434

Operating income (loss)	212	87	716	(204)

Interest expense, net	79	101	264	297
Foreign exchange (gain) loss, net	(6)	149	(62)	153
Other expense, net	1	6	96	34
Total non-operating expenses	74	256	298	485
Income (loss) from continuing operations before provision for (benefit from) income taxes	138	(170)	418	(689)
Provision for (benefit from) income taxes	37	(41)	217	(45)
Income (loss) from continuing operations	101	(129)	200	(644)
Income from discontinued operations, net of tax	—	26	24	25
Gain on sale of discontinued operations, net of tax	—	—	391	—
Income from discontinued operations	—	26	415	25
Net income (loss)	101	(102)	615	(619)
Less: Net income attributable to non-controlling interests from continuing operations	36	25	155	40
Less: Net income (loss) attributable to non-controlling interests from discontinued operations	—	1	(2)	(3)
Net income (loss) attributable to IGT PLC	65	(128)	462	(656)

Net income (loss) from continuing operations attributable to IGT PLC per common share - basic	0.32	(0.75)	0.22	(3.34)
Net income (loss) from continuing operations attributable to IGT PLC per common share - diluted	0.31	(0.75)	0.22	(3.34)
Net income (loss) attributable to IGT PLC per common share - basic	0.32	(0.62)	2.25	(3.20)
Net income (loss) attributable to IGT PLC per common share - diluted	0.31	(0.62)	2.24	(3.20)
Weighted-average shares - basic	205,188	204,857	205,048	204,680
Weighted-average shares - diluted	206,899	204,857	206,728	204,680

International Game Technology PLC
Consolidated Balance Sheets
($ in millions)
Unaudited

	September 30,	December 31,
	2021	2020
Assets
Current assets:
Cash and cash equivalents	435	907
Restricted cash and cash equivalents	152	199
Trade and other receivables, net	1,017	846
Inventories	181	169
Other current assets	607	480
Assets held for sale	4	839
Total current assets	2,396	3,440
Systems, equipment and other assets related to contracts, net	956	1,068
Property, plant and equipment, net	118	132
Operating lease right-of-use assets	283	288
Goodwill	4,670	4,713
Intangible assets, net	1,453	1,577
Other non-current assets	1,500	1,774
Total non-current assets	8,981	9,552
Total assets	11,376	12,992

Liabilities and shareholders' equity
Current liabilities:
Accounts payable	1,003	1,126
Current portion of long-term debt	—	393
Other current liabilities	825	847
Liabilities held for sale	—	250
Total current liabilities	1,828	2,615
Long-term debt, less current portion	6,544	7,857
Deferred income taxes	392	333
Operating lease liabilities	269	266
Other non-current liabilities	322	360
Total non-current liabilities	7,528	8,816
Total liabilities	9,355	11,431
Commitments and contingencies
IGT PLC’s shareholders’ equity	1,317	777
Non-controlling interests	704	784
Shareholders’ equity	2,021	1,561
Total liabilities and shareholders’ equity	11,376	12,992

International Game Technology PLC
Consolidated Statements of Cash Flows
($ in millions)
Unaudited
	For the three months ended		For the nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
Cash flows from operating activities
Net income (loss)	101	(102)	615	(619)
Less: Income from discontinued operations	—	26	415	25
Adjustments to reconcile net income (loss) from continuing operations to net cash provided by operating activities from continuing operations:
Depreciation	81	91	246	265
Amortization of upfront license fees	54	54	164	156
Amortization	51	53	150	160
Stock-based compensation	11	1	22	(11)
Debt issuance cost amortization	4	5	15	16
Loss on extinguishment of debt	1	—	92	28
Goodwill impairment	—	—	—	296
Foreign exchange (gain) loss, net	(6)	149	(62)	153
Deferred income taxes	(27)	(70)	56	(107)
Other non-cash items, net	(6)	1	(1)	—
Changes in operating assets and liabilities, excluding the effects of acquisitions and dispositions:
Trade and other receivables	(50)	81	(184)	169
Inventories	(17)	(3)	(12)	(9)
Accounts payable	(101)	(25)	(77)	(45)
Other assets and liabilities	18	(18)	4	(85)
Net cash provided by operating activities from continuing operations	113	191	613	344
Net cash provided by (used in) operating activities from discontinued operations	—	95	(31)	267
Net cash provided by operating activities	113	285	582	610

Cash flows from investing activities
Capital expenditures	(47)	(65)	(168)	(204)
Proceeds from sale of assets	3	1	15	6
Other	—	2	1	12
Net cash used in investing activities from continuing operations	(44)	(62)	(152)	(186)
Net cash provided by (used in) investing activities from discontinued operations	118	(1)	852	(21)
Net cash provided by (used in) investing activities	74	(63)	700	(207)

Cash flows from financing activities
Net (repayments of) proceeds from Revolving Credit Facilities	(498)	(579)	17	146
Principal payments on long-term debt	(424)	—	(2,846)	(959)
Net (payments of) receipts from financial liabilities	(55)	59	(52)	96
Payments of debt issuance costs	(7)	(2)	(14)	(21)
Payments in connection with the extinguishment of debt	—	—	(85)	(25)
Net proceeds from (repayments of) short-term borrowings	16	(83)	19	(8)
Proceeds from long-term debt	589	—	1,339	750
Dividends paid	—	—	—	(41)
Dividends paid - non-controlling interests	—	(45)	(89)	(136)
Return of capital - non-controlling interests	(31)	—	(92)	—
Capital increase - non-controlling interests	1	1	12	3
Other	(3)	(3)	(12)	(9)
Net cash used in financing activities	(412)	(650)	(1,804)	(204)

Net (decrease) increase in cash and cash equivalents and restricted cash and cash equivalents	(225)	(428)	(522)	200
Effect of exchange rate changes on cash and cash equivalents and restricted cash and cash equivalents	(6)	38	(19)	46
Cash and cash equivalents and restricted cash and cash equivalents at the beginning of the period	819	1,530	1,129	894
Cash and cash equivalents and restricted cash and cash equivalents at the end of the period	588	1,140	588	1,140
Less: Cash and cash equivalents and restricted cash and cash equivalents of discontinued operations	—	19	—	19
Cash and cash equivalents and restricted cash and cash equivalents at the end of the period of continuing operations	588	1,121	588	1,121

Supplemental Cash Flow Information
Interest paid	104	141	323	372
Income taxes paid	64	20	104	38

International Game Technology PLC
Net Debt
($ in millions)
Unaudited

	September 30,	December 31,
	2021	2020
6.250% Senior Secured U.S. Dollar Notes due February 2022	—	1,004
4.750% Senior Secured Euro Notes due February 2023	—	1,038
5.350% Senior Secured U.S. Dollar Notes due October 2023	61	61
3.500% Senior Secured Euro Notes due July 2024	576	610
6.500% Senior Secured U.S. Dollar Notes due February 2025	1,093	1,092
4.125% Senior Secured U.S. Dollar Notes due April 2026	743	—
3.500% Senior Secured Euro Notes due June 2026	863	913
6.250% Senior Secured U.S. Dollar Notes due January 2027	745	744
2.375% Senior Secured Euro Notes due April 2028	575	608
5.250% Senior Secured U.S. Dollar Notes due January 2029	744	743
Senior Secured Notes	5,399	6,813

Euro Term Loan Facilities due January 2027	1,145	1,044
Long-term debt, less current portion	6,544	7,857

Euro Term Loan Facility due January 2027	—	393
Current portion of long-term debt	—	393

Short-term borrowings	19	—
Total debt	6,563	8,250

Less: Cash and cash equivalents	435	907
Less: Debt issuance costs, net - Revolving Credit Facilities due July 2024	18	24
Net debt	6,109	7,319

Note: Net debt is a non-GAAP financial measure

International Game Technology PLC
Reconciliation of Non-GAAP Financial Measures
($ in millions)
Unaudited

	For the three months ended September 30, 2021
				Business
	Global	Global	Digital &	Segment	Corporate	Total IGT
	Lottery	Gaming	Betting	Total	and Other	PLC
Income from continuing operations						101
Provision for income taxes						37
Interest expense, net						79
Foreign exchange gain, net						(6)
Other non-operating expense, net						1
Operating income (loss)	234	31	12	278	(66)	212
Depreciation	48	29	4	81	—	81
Amortization - service revenue (1)	54	—	—	54	—	54
Amortization - non-purchase accounting	8	1	—	10	1	11
Amortization - purchase accounting	—	—	—	—	40	40
Restructuring	—	—	(1)	(1)	—	(1)
Stock-based compensation	3	2	—	5	6	11
Other (2)	—	—	—	—	—	—
Adjusted EBITDA	347	64	15	426	(19)	407

Cash flows from operating activities - continuing operations						113
Capital expenditures						(47)
Free Cash Flow						66

(1) Includes amortization of upfront license fees
(2) Primarily includes transaction-related costs

International Game Technology PLC
Reconciliation of Non-GAAP Financial Measures
($ in millions)
Unaudited

	For the three months ended September 30, 2020
				Business
	Global	Global	Digital &	Segment	Corporate	Total IGT
	Lottery	Gaming	Betting	Total	and Other	PLC
Loss from continuing operations						(129)
Benefit from income taxes						(41)
Interest expense, net						101
Foreign exchange loss, net						149
Other non-operating expense, net						6
Operating income (loss)	196	(56)	6	146	(59)	87
Depreciation	51	36	4	91	—	91
Amortization - service revenue (1)	54	—	—	54	—	54
Amortization - non-purchase accounting	8	2	—	10	1	11
Amortization - purchase accounting	—	—	—	—	42	42
Stock-based compensation	—	—	—	—	1	1
Other (2)	—	—	—	—	1	1
Adjusted EBITDA	309	(18)	9	301	(13)	287

Income from discontinued operations						26
Provision for income taxes						14
Interest expense, net						—
Depreciation						11
Amortization						13
Adjusted EBITDA - discontinued operations						65

Adjusted EBITDA - combined						352

Cash flows from operating activities - continuing operations						191
Capital expenditures						(65)
Free Cash Flow						126

(1) Includes amortization of upfront license fees
(2) Primarily includes transaction-related costs

International Game Technology PLC
Reconciliation of Non-GAAP Financial Measures
($ in millions)
Unaudited

	For the nine months ended September 30, 2021
				Business
	Global	Global	Digital &	Segment	Corporate	Total IGT
	Lottery	Gaming	Betting	Total	and Other	PLC
Income from continuing operations						200
Provision for income taxes						217
Interest expense, net						264
Foreign exchange gain, net						(62)
Other non-operating expense, net						96
Operating income (loss)	871	7	28	906	(190)	716
Depreciation	144	92	11	247	(1)	246
Amortization - service revenue (1)	164	—	—	164	—	164
Amortization - non-purchase accounting	25	4	—	29	3	32
Amortization - purchase accounting	—	—	—	—	118	118
Restructuring	(1)	—	(1)	(1)	—	(1)
Stock-based compensation	5	4	—	10	12	22
Other (2)	—	—	—	—	1	1
Adjusted EBITDA	1,209	107	39	1,355	(57)	1,299

Income from discontinued operations						415
Gain on sale of discontinued operations						(396)
Provision for income taxes						4
Interest expense, net						—
Depreciation						—
Amortization						—
Adjusted EBITDA - discontinued operations						23

Adjusted EBITDA - combined						1,322

Cash flows from operating activities - continuing operations						613
Capital expenditures						(168)
Free Cash Flow						445

(1) Includes amortization of upfront license fees
(2) Primarily includes transaction-related costs

International Game Technology PLC
Reconciliation of Non-GAAP Financial Measures
($ in millions)
Unaudited

	For the nine months ended September 30, 2020
				Business
	Global	Global	Digital &	Segment	Corporate	Total IGT
	Lottery	Gaming	Betting	Total	and Other	PLC
Loss from continuing operations						(644)
Benefit from income taxes						(45)
Interest expense, net						297
Foreign exchange loss, net						153
Other non-operating expense, net						34
Operating income (loss)	447	(170)	3	280	(484)	(204)
Goodwill impairment	—	—	—	—	296	296
Depreciation	147	106	11	264	1	265
Amortization - service revenue (1)	156	—	—	156	—	156
Amortization - non-purchase accounting	22	5	—	27	2	30
Amortization - purchase accounting	—	—	—	—	131	131
Restructuring	5	34	1	41	6	47
Stock-based compensation	(4)	(5)	—	(9)	(2)	(11)
Other (2)	—	—	—	—	3	3
Adjusted EBITDA	773	(28)	14	759	(47)	713

Income from discontinued operations						25
Provision for income taxes						10
Interest expense, net						—
Depreciation						36
Amortization						41
Adjusted EBITDA - discontinued operations						112

Adjusted EBITDA - combined						825

Cash flows from operating activities - continuing operations						344
Capital expenditures						(204)
Free Cash Flow						139

(1) Includes amortization of upfront license fees
(2) Primarily includes transaction-related costs